Exhibit 99.2

KEEGAN RESOURCES INC.
Suite 1204, 700 West Pender Street
Vancouver, BC  V6C 1G8
Telephone:  (604) 683-8193 / Fax: (604) 683-8194

INFORMATION CIRCULAR
as at August 22, 2008 (unless otherwise indicated)

This Information Circular is furnished in connection with the solicitation of proxies by the management of Keegan Resources Inc. (the “Company”) for use at the annual and special general meeting (the “Meeting”) of its shareholders to be held on October 1, 2008 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “the Company”, “we” and “our” refer to Keegan Resources Inc.  “Common Shares” means common shares without par value in the capital of the Company.  “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company.  The Company will bear all costs of this solicitation.  We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers and/or directors of the Company.  If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting.  You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for.  If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly.  The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)           any amendment to or variation of any matter identified therein, and

(c)           any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on the Proxy and, if applicable, for the nominees of management for directors and auditors as identified in the Proxy.

Registered Shareholders

If you are a registered shareholder, you may wish to vote by proxy whether or not you are able to attend the Meeting in person.  Registered shareholders electing to submit a proxy may do so by:

(a)
completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Trust Company of Canada (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or

(b)
by using the internet through Computershare’s website, at www.computershare.com/ca/proxy.  Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name.  Beneficial Shareholders should note that only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company.  Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker.  In the United States the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depository for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings.  Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of beneficial owners - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

The Company is taking advantage of those provisions of National Instrument 54-101 of the Canadian Securities Administrators, which permits it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (VIF). These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile to the number provided in the VIF.  Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs it receives.

This information circular, with related material, is being sent to both registered and non-registered owners of the Common Shares of the Company.  If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary who holds your Common Shares on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding your Common Shares on your behalf) has assumed responsibility for:  (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your VIF as specified in your request for voting instructions that you receive.

Beneficial Shareholders who are OBOs should carefully follow the instructions of their broker or intermediary in order to ensure that their Common Shares are voted at the Meeting.

The form of proxy that will be supplied by your broker will be similar to the Proxy provided to registered Shareholders by the Company.  However, its purpose is limited to instructing the intermediary how to vote on your behalf.  Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communication Solutions in the United States, and in Canada, Broadridge Financial Solutions Inc. Canada (collectively “Broadridge”).  Broadridge mails a voting instruction form in lieu of a Proxy provided by the Company.  The voting instruction form will name the same persons as the Company’s Proxy to represent you at the Meeting.  You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company) other than the persons designated in the voting instruction form to represent the Beneficial Shareholder at the Meeting.  To exercise this right, you should insert the name of your desired representative in the blank space provided in the voting instruction form.  The completed voting instruction form must then be returned to Broadridge by mail, or facsimile or via the internet.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting.  If you receive a voting instruction form from Broadridge, you cannot use it to vote Shares directly at the Meeting - the voting instruction form must be returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted.

Although as Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity.  If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, you should enter your own name in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by your broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send to you a legal proxy which would enable you to attend at the Meeting and vote your Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)
executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Trust Company of Canada, or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the “Board”) of the Company has fixed August 22, 2008 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting.  Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Company is authorized to issue an unlimited number of Common Shares, and as of August 22, 2008, there were 28,440,648 Common Shares issued and outstanding, each carrying the right to one vote.  The Company is also authorized to issue an unlimited number of Preferred shares.  There are no Preferred shares issued and outstanding as at August 22, 2008.

To the knowledge of the directors and executive officers of the Company, as at August 22, 2008, there are no persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company.

The following documents filed with the securities commissions or similar regulatory authority in each of the Provinces of British Columbia and Alberta, are specifically incorporated by reference into, and form an integral part of, this information circular:

●	The financial statements of the Company for the financial year ended March 31, 2008, the auditor’s report thereon and the related management discussion and analysis.

Copies of documents incorporated herein by reference may be obtained by a Shareholder upon request without charge from the Corporate Secretary of the Company at Suite 104, 700 West Pender Street, Vancouver, BC  V6C 1G8,  Tel:  (604) 683-8193  Fax:  (604) 683-8194.  These documents are also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein except where the voting will be done by ordinary resolution of the disinterested shareholders, in which case certain shareholders, insiders of the Company, will be exempted from voting, and a majority of votes of the disinterested shareholders will be required to pass the resolution.  If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled.  If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board of the Company is currently determined at five.  The board proposes that the number of directors remain at five.  Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at five.

The term of office of each of the current directors will end at the conclusion of the Meeting.  Unless the director’s office is vacated earlier in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management’s nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment, for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at August 22, 2008.

Name of Nominee; Current Position with the Company and Province or State and Country of Residence	Occupation, Business or Employment(1)	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)
Gordon J. Fretwell Director British Columbia, Canada	Lawyer	Since February 24, 2004	70,100(2)
Daniel T. McCoy President, Chief Executive Officer and Director British Columbia, Canada	Geologist	Since November 25, 2004	21,685(3)
Richard J. Haslinger Director British Columbia, Canada	Geological Engineer and Project Manager	Since May 11, 2004	93,500(4)
Robert J. McLeod Director British Columbia, Canada	Geologist	Since February 23, 2005	24,500(5)
Mark Orsmond	President, Mercantile Consulting (Since September 2001); Consultant and Associate, MCSI Consulting, Inc. (April 2000 to August 2001)	Since October 2, 2007	Nil(6)

Notes:

1. The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.  Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

2. Of the shares held by Mr. Fretwell 6,300 are held indirectly.  Mr. Fretwell also holds options to purchase 245,000 Common Shares, 20,000 are exercisable at $4.20 each, expiring February 5, 2013; 25,000 are exercisable at $2.44 each, expiring November 10, 2011; and 200,000 are exercisable at $0.92 each, expiring February 3, 2010.

3. Mr. McCoy also holds options to purchase 558,315 Common Shares:  258,315 are exercisable at $0.92 each, expiring February 3, 2010; 225,000 are exercisable at $2.44 each, expiring November 10, 2011 and 75,000 are exercisable at $4.20 each, expiring February 5, 2013.

4. Mr. Haslinger also holds options to purchase 280,000 Common Shares:  70,000 are exercisable at $0.92 each, expiring February 3, 2010; 40,000 are exercisable at $2.48 each, expiring February 2, 2011; 125,000 are exercisable at $2.44 each, expiring November 10, 2011; and 45,000 are at an exercise price of $4.20 each, expiring February 5, 2013.

5. Mr. McLeod also holds options to purchase 140,000 Common Shares: 70,000 are exercisable at $0.92 each, expiring February 3, 2010; 50,000 are exercisable at $2.44 each, expiring November 10, 2011; and 20,000 are exercisable at $4.20 each, expiring February 5, 2013.

6. Mr. Orsmond holds options to purchase 100,000 Common shares at $3.60 each, expiring October 17, 2012.

7. No proposed director is, as at the date of this Information Circular, or has been, within ten (10) years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the company in respect of which the information circular is being prepared) that:

(a)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

is, as at the date of this Information Circular, or has been within ten (10) years before the date of this Information Circular, a director or executive officer of any company (including the company in respect of which the information circular is being prepared) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager of trustee appointed to hold its assets; or

has, within the ten (10) years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Biography of New Director

Mark Orsmond is a professional accountant, qualified in both Canada and South Africa. He obtained a B-Compt Degree from the University of South Africa in 1998. Mark has spent most of his working career in the corporate finance area, working for an international brokerage firm in South Africa and a boutique corporate finance firm, Mercantile Consulting, which he owns and operates in Canada. During his career he has assisted many public, private and government entities with mergers and acquisitions, financing and related activities. In November 2006, he assisted Minco Silver in closing a $16.5 million equity financing, lead by CIBC World Markets. Mark acted as the Chief Financial Officer of the Amex listed Minco Group for a period of six months prior to working on the Minco Silver financing. He was recently on the Sterling Mining team which closed a $25 million institutional financing lead by TD Securities.

APPOINTMENT OF AUDITOR

BDO Dunwoody LLP, Chartered Accountants, 750 West Pender Street, Vancouver, British Columbia, V6C 2T7 will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors.  Amisano Hanson merged with BDO Dunwoody LLP effective January 1, 2008 under the BDO Dunwoody LLP name.  Amisano Hanson has been auditor of the Company since November 23, 2005.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110 of the Canadian Securities Administrators (“NI52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee’s Charter

The Company has an Audit Committee Charter, a copy of which is attached hereto as Schedule A.

Composition of the Audit Committee

The members of the audit committee are Gordon J. Fretwell, Robert J. McLeod and Mark Orsmond.  All members are independent members of the committee and are considered to be financially literate.

Relevant Education and Experience

Gordon J. Fretwell holds a Bachelor of Commerce degree and graduated from the University of British Columbia in 1979 with a Bachelor of law degree. Formerly a partner in a large Vancouver law firm, since 1991 Mr. Fretwell has, been a self-employed solicitor in Vancouver practicing primarily in the areas of corporate and securities law. He currently serves on the board or is an officer of several public companies engaged in mineral exploration including Bell Resources Corporation, Copper Ridge Exploration Inc., Continental Minerals Corporation, Rockwell Ventures Inc., Grandcru Resources Corp., Pine Valley Mining Corp., Quartz Mountain Resources Ltd., and Icon Industries Ltd.

Robert J. McLeod is the Vice President of Exploration and a director of Full Metal Minerals Ltd. He has over 12 years of experience in mining and exploration, working for a variety of major and junior mining companies. Technical skills include advanced GIS and 3D geologic modeling, grade-block modeling and resource calculation, mine design and geostatistics, lithogeochemical and structural studies, as well as project generation and property evaluation. His exploration strategy is a multi-tier approach including: conceptual geologic and project generation, early-stage project advancement focusing on discovery, and advancing mid-stage projects towards feasibility. As an exploration geologist and project manager at Miramar's Hope Bay project, he was part of the team that discovered the Naartok deposit, as well as expanding and delineating the Boston and Doris deposits. He was previously VP of Exploration for Atna Resources Ltd, where he helped assemble a premier portfolio of gold properties in Nevada. Mr. McLeod obtained his Bachelor of Science Degree, majoring in Economic Geology from UBC in 1993 and graduated from Queen's University's, Master's in Geology, Mineral Exploration Program in 1998. He is a Fellow of the Society of Economic Geologists, member of the Association of Professional Engineers and Geoscientists of BC, Prospectors and Developers Association of Canada, Alaska Miners Association and the BC & Yukon Chamber of Mines.

Mark Orsmond is a professional accountant, qualified in both Canada and South Africa. He obtained a B-Compt Degree from the University of South Africa in 1998. Mark has spent most of his working career in the corporate finance area, working for an international brokerage firm in South Africa and a boutique corporate finance firm, Mercantile Consulting, which he owns and operates in Canada. During his career he has assisted many public, private and government entities with mergers and acquisitions, financing and related activities. In November 2006, he assisted Minco Silver in closing a $16.5 million equity financing, lead by CIBC World Markets. Mark acted as the Chief Financial Officer of the Amex listed Minco Group for a period of six months prior to working on the Minco Silver financing. He was recently on the Sterling Mining team which closed a $25 million institutional financing lead by TD Securities.

Audit Committee Oversight

The audit committee has not made any recommendations to the Board to nominate or compensate any auditor other than BDO Dunwoody LLP / Amisano Hanson.

Reliance on Certain Exemptions

The Company’s auditor, BDO Dunwoody LLP / Amisano Hanson, has not provided any material non-audit services.

Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by BDO Dunwoody LLP / Amisano Hanson to the Company to ensure auditor independence.  Fees incurred with BDO Dunwoody LLP / Amisano Hanson for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Nature of Services	Fees Paid to Auditor in Year Ended March 31, 2008.	Fees Paid to Auditor in Year Ended March 31, 2007.
Audit Fees(1)	$62,807.85	$29,401.01
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	Nil	$927.50
All Other Fees(4)	Nil	Nil
Total	$62,807.85	$30,328.51

Notes:
(1) “Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements.  Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements.  Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.
(2) “Audit-Related Fees” include services that are traditionally performed by the auditor.  These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.
(3) “Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”.  This category includes fees for tax compliance, tax planning and tax advice.  Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
(4) “All Other Fees” include all other non-audit services.

CORPORATE GOVERNANCE

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories of Canada.  NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted.  NP 58-201 provides guidance on corporate governance practices.  In addition, the Company is subject to Multilateral Instrument 52-110 Audit Committees, which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees.

This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

Constitution and Independence of the Board

A majority of the members of the Board of Directors are independent directors and thus the Board is able to act independently from management.  The Board of Directors is currently comprised of five persons, of whom four are independent directors.  Directors are considered to be independent if they have no direct or indirect material relationship with the Company.  A “material relationship” is a relationship which could, in the view of the Company’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The following table outlines the Company’s independent and non-independent directors, and the basis for a determination that a director is non-independent:

Name	Independent/Non-Independent
Daniel T. McCoy	Non-Independent Basis for determination: Serves as President and Chief Executive Officer of the Company
Gordon Fretwell	Independent
Richard Haslinger	Non-Independent Basis for determination: Consultant for the Company
Robert J. McLeod	Independent
Mark Orsmond	Independent

Directorships

Mr. Fretwell is a director of International Royalty Corporation and Northern Dynasty Minerals Ltd., both reporting issuers listed on Toronto Stock Exchange.  He is also a director of:  Quartz Mountain Resources Ltd., Continental Minerals Corporation, Meritus Minerals Ltd., Lignol Energy Corporation, Icon Industries Limited, Grandcru Resources Corporation, Bell Copper Corporation, Benton Resources Corporation and Copper Ridge Explorations Inc., all reporting issuers listed on the TSX Venture Exchange (“TSXV”).

Mr. McLeod is a director of Underworld Resources Inc., Mantra Mining Inc. and Full Metal Minerals Ltd., all reporting issuers listed on the TSXV.

Mr. Orsmond is a director of Hedger Capital Inc. listed on the TSXV.

Meeting Attendance

The board facilitates its independent supervision over management by holding periodic board meetings to discuss the operations of the Company.

The Board continues to focus on maintaining its independence from management.  The independent members of the Board meet without management once after every quarterly Board meeting.  Since April 1, 2007, there have been seven such meetings.

The attendance record of directors is as follows:
Attendance Record of Directors Since April 1, 2007
Name	Board Meetings Attended	% of Board Meetings Attended
Dan McCoy	7	100%
Gordon Fretwell	7	100%
Richard Haslinger	5	71%
Rob McLeod	6	86%
Mark Orsmond	5	71%

Board Mandate

The text of the board’s written mandate is attached hereto as Appendix A.

Stewardship of the Company

The Company’s Board of Directors is empowered by governing corporate law, the Company’s Articles and the Corporate Governance Policy (which was approved by the Board of Directors on August 22, 2008) to manage, or supervise the management of, the affairs and business of the Company.  The Board has adopted the formal mandate set out in Appendix A to this Information Circular.

The Board of Directors performs its functions through quarterly and special meetings and has delegated certain of its responsibilities to those committees described below.  In addition, the Board has established policies and procedures that limit the ability of management to carry out certain specific activities without the prior approval of the Board.

Long-term strategies and annual operating and capital plans with respect to the Company’s operations are developed by Senior Management and reviewed and approved by the Board.

The Board, through the Audit Committee, has the responsibility to identify the principal risks of the Company’s business.  It works with management to implement policies to identify the risks and to establish systems and procedures to ensure that these risks are monitored.

The Board reviews and discusses succession planning for Senior Management positions as part of the Company’s planning process.  The Board of Directors has, together with the Chief Executive Officer, developed a written position description for the Chief Executive Officer.  As well, the Board meets at least quarterly with the Chief Executive Officer to review and approve the Chief Executive Officer’s quarterly and annual objectives.

The Board of Directors has delegated responsibility for communication with the public and the Company’s shareholders to its President and Chief Executive Officer and its Chief Financial Officer and Corporate Secretary.  Procedures are in place to ensure proper dissemination of news releases, and that those shareholders who request information about the Company receive it in a timely manner.  Inquiries by shareholders are directed to and dealt with by Senior Management.

The Board has delegated responsibility for the integrity of internal controls and management information systems to the Audit Committee.  The Company’s external auditors report directly to the Audit Committee.  In its regular meetings with the external auditors, the Audit Committee discusses, among other things, the Company’s financial statements and the adequacy and effectiveness of the Company’s internal controls and management information systems.

Orientation and Continuing Education

As part of the orientation program, new directors meet with senior management to discuss the business of the Company, Board policies and historical and current operating and financial information, and may tour selected offices of the Company.

Ethical Business Conduct

The Board has adopted a written Code of Conduct and filed a 2007 Corporate Governance Certification Form with the American Stock Exchange (“Amex”) on September 17, 2007.  The Company’s Code of Conduct clearly sets out  the Company’s standard requirements for honest and ethical conduct of its management and employees pertaining to conflicts of interest, timely disclosure, compliance with the law and accountability.  The Company has also adopted a written Code of Business Ethics and Conduct setting out very clearly the Company’s requirements for fair dealing, and its corporate position on:  conflicts of interest and corporate opportunities, confidentiality and corporate assets, reporting and the effects of violations.  Shareholders may obtain a copy of these written Codes and the Company’s Code of Ethics from the Company’s website at www.keeganresources.com/s/corporategovernance.asp.

The Board of Directors has in place a number of procedures designed to ensure that directors exercise independent judgement in a matter where a director or officer has a material interest.  Since there are two directors who are not independent (Daniel McCoy, President and Chief Executive Officer and Richard J. Haslinger, geological consultant for the Company), there are limited circumstances where such an interest arises.  In those limited circumstances, the relevant director must declare his interest and refrain from voting, and the Corporate Governance and Nominating Committee considers the transaction in advance of its consideration by the Board.

Nomination of Directors

Currently, the Company has only one committee, the Audit Committee.  The Company does not have a Corporate Governance or a Nominating Committee.  Currently the Board’s independent directors are responsible for the tasks that would otherwise be performed by a Corporate Governance or Nominating Committee.  Accordingly, together the independent members of the Board monitor corporate governance issues, including the governance of the Board of Directors and the Audit Committee, and nominate directors to the Board.

Audit Committee

The Audit Committee is comprised of three independent directors, Gordon J. Fretwell, (Chairman) and Robert J. McLeod and Mark Orsmond.  All of the members of the Audit Committee are financially literate.

The Audit Committee’s mandate and responsibilities are detailed in its Charter, and include:

(a)	assisting in the identification of the principal risks of the Company’s business and, with the assistance of management, establishing procedures to ensure that these risks are monitored,

(b)	overseeing the work of external auditors engaged for the purpose of preparing or issuing an audit report or related work,

(c)	recommending to the Board the nomination and compensation of the external auditors,

(d)	approving all non-audit services to be provided by the external auditors, and

(e)
reviewing the Company’s financial statements, MD&A and earnings press releases before the Company publicly discloses this information and satisfying itself that all regulatory compliance matters have been considered in the preparation of the financial statements of the Company.

The Board, through the Audit Committee, is responsible for the integrity of the internal control and management information systems of the Company.  The Audit Committee meets at least quarterly to review quarterly financial statements and management’s discussion and analysis and meets at least twice annually with the Company’s external auditor.  The Audit Committee discusses, among other things, the annual audit, the adequacy and effectiveness of the Company’s internal control and management information systems and management’s discussion and analysis and reviews the annual financial statements with the external auditor.

Other Board Committees

There are no committees of the Board other than the Audit Committee.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committees.  This function is carried out by the Corporate Governance Committee whose evaluations and assessments are used in connection with its duty of evaluating and recommending persons as nominees for the position of Director of the Company.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

In this section “Named Executive Officer” means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

Daniel T. McCoy, President and Chief Executive Officer and Antonio Ricci, Chief Financial Officer, are each a “Named Executive Officer” of the Company for the purposes of the following disclosure.  The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/SARs Granted (#)(2)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)(3)
Daniel T. McCoy President and Chief Executive Officer	2008 2007 2006	109,000 81,336 95,180	50,000 Nil Nil	74,258 225,000 Nil	75,000 225,000 Nil	Nil Nil Nil	Nil Nil Nil	21,480 20,817 17,127
Antonio Ricci Chief Financial Officer	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	65,722 31,213 30,943	30,000 25,000 75,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1)
Daniel McCoy’s salary is stated in US dollars at a rate of US$7,000 per month April to October 2007 and at US$12,000 per month November 2007 to March 2008, and it is paid pursuant to a consulting agreement.  All other compensation reported for Mr. McCoy including the bonus amount are in US dollars.  Funds paid to Mr. Ricci are reported in Canadian dollars.

(2)
On February 5, 2008, the Company granted Daniel McCoy incentive stock options to purchase 75,000 Common Shares  and granted Tony Ricci incentive stock options to purchase 30,000 Common Shares both at the exercise price of $4.20 each, expiring February 5, 2013. On November 10, 2006 the Company granted Daniel McCoy incentive stock options to purchase 225,000 Common Shares and Tony Ricci incentive stock options to purchase 25,000 Common Shares, both at an exercise price of $2.44 each, expiring November 10, 2011.  On November 22, 2005 the Company granted Tony Ricci options to  purchase 75,000 Common Shares at an exercise price of $1.16 each, expiring November 22, 2010.

(3)	Medical Plan Expenses

Long-Term Incentive Plan Awards

A long term incentive plan (“LTIP”) is “a plan providing compensation intended to motivate performance over a period greater than one financial year” and does not include option or stock appreciation rights (“SARs”) plans or plans for compensation through shares or units that are subject to restrictions on resale.  The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Stock Appreciation Rights

A stock appreciation right (“SAR”) is a right to receive a payment of cash or an issue or transfer of shares based wholly or in part on changes in the trading price of the Company’s Common Shares.  No SARs were granted to, or exercised by, any Named Executive Officer or any directors during the most recently completed financial year.

Options

The share options granted to the Named Executive Officers during the financial year ended March 31, 2008 were as follows:

Option Grants During the Most Recently Completed Financial Year

NAMED EXECUTIVE OFFICERS Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Daniel T. McCoy Chief Executive Officer	75,000	7.31%	$4.20	$3.90	February 5, 2013
Antonio Ricci Chief Financial Officer	30,000	2.92%	$4.20	$3.90	February 5, 2013

Notes:
(1)	These options were granted to Mr McCoy and Mr. Ricci on February 5, 2008.

The share options exercised by the Named Executive Officers during the financial year ended March 31, 2008 and the values of such options at the end of such year were as follows:

Aggregate Option Exercises During the Most Recently Completed Financial Year
and Financial Year-End Option Values

NAMED EXECUTIVE OFFICERS Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in-the- Money Options at FY-End ($) Exercisable/Unexercisable
Daniel T. McCoy	Nil	Nil	445,814 / 112,501	$1,444,463 / $189,630
Antonio Ricci	Nil	Nil	103,200 / 26,800	$331,920 / $31,0805

Notes:
(1)	The value of unexercised in-the-money options at financial year end is calculated in Canadian dollars.

No share options were repriced on behalf of the Named Executive Officers during the financial year ended March 31, 2008.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company entered into a Consulting Agreement with Daniel T. McCoy, in the capacity of President and Chief Executive Officer.  Under the terms of the Consulting Agreement, Mr. McCoy receives a monthly fee of US$7,000 plus all out-of-pocket expenses.  The monthly fee was increased on November 1, 2007 to US$12,000 per month.  Mr. McCoy oversees all exploration initiatives, property acquisitions, obtaining exploration permits, mine development certificates, strategic planning and environmental /governmental affairs, organization, coordination and completion of project pre-feasibility studies and operation/financial business administration as required.  Mr. McCoy may terminate the Consulting Agreement without penalty by giving the Company four weeks written notice.

There are no compensatory plan(s) or arrangement(s), with respect to the Anthony Ricci, a Named Executive Officer, that would result from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of Mr. Ricci’s responsibilities following a change in control.

Compensation of Directors

Each independent director of the Company is paid a monthly director’s fee of $600.  Other than through grant of options as set out in the following table, there are no arrangements under which the non-independent directors were compensated by the Company during the most recently completed financial year for their services in their capacity as directors or consultants.

The following directors received options under the Company’s Share Option Plan in their capacity as a director during the financial year ended March 31, 2008:

Option Grants During the Most Recently Completed Financial Year

Name of Director	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Gordon Fretwell	20,000	$4.20	$3.90	February 5, 2013
Dan McCoy	75,000	$4.20	$3.90	February 5, 2013
Richard Haslinger	45,000	$4.20	$3.90	February 5, 2013
Robert McLeod	20,000	$4.20	$3.90	February 5, 2013
Mark Orsmond	100,000	$3.60	$3.75	October 17, 2012

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company currently has in place is the Company’s share option plan (the “Plan”) which was adopted by the directors of the Company on August 13, 2004, approved by shareholders on September 17, 2004 and amended by approval of the shareholders at each subsequent annual general meeting to and including the annual general meeting held August 27, 2007. The Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company.  The Plan is administered by the Board of the Company and provides that options will be issued to directors, officers, employees or consultants of the Company, or a subsidiary of the Company. The Plan also provides that the number of Common Shares issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 20% of the total number of issued and outstanding Common Shares.  At the August 27, 2007 shareholders meeting the shareholders approved an increase in the number of shares reserved for issuance under the Plan to 4,663,290.  All options expire on a date not later than five years after the date of grant of such option.

As the Company has applied to list its Common Shares on the Toronto Stock Exchange (the “TSX”) and the application for listing was accepted by the TSX on June 24, 2008, the Company will present a new share option plan drafted to comply with the requirements of the TSX, to the shareholders for approval at the Meeting.

The following table sets out equity compensation plan information as at the end of the financial year ended March 31, 2008.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders – September 14, 2007 (the Share Plan)	3,328,315	$2.61	1,334,975
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,328,315	$2.61	1,334,975

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

This Information Circular, including the disclosure below, briefly describes (and, where practicable, states the approximate amount) of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

In the financial year ended March 31, 2008 the Company:

(a)	paid professional legal fees in the amount of $24,119 to Gordon J. Fretwell, Law Corporation, a company controlled by Gordon J. Fretwell, a director of the Company;

(b)	paid consulting fees in the amount of $65,722 to Antoni Ricci, an officer of the Company;

(c)	paid geological fees in the amount of $125,138 to Richard Haslinger, a director of the Company;

(d)	paid directors fees in the amount of $9,000 to Gordon Fretwell, Robert McLeod and Mark Orsmond, directors of the Company;

(e)
had accounts payable and liabilities due in the amount of:  $24,561 to Dan McCoy, a director of the Company; $18,600 to Richard Haslinger, a director of the Company; $10,000 to Tony M. Ricci Inc., a company controlled by Tony Ricci, an officer and former director of the Company; and $1,210.51 to Michael Bebek, an officer of the Company.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Adoption of New Option Plan

The Common Shares of the Company are listed on the TSX Venture Exchange (the “TSXV”).  The TSXV requires all listed companies to have a share option plan if the listed company intends to grant any options.  A number of Common Shares equal to twenty (20%) percent of the issued and outstanding Common Shares in the capital stock of the Company from time to time is reserved for issuance of stock options pursuant to the Company’s incentive stock option plan (the “ Existing Plan”), which is a fixed number plan that was approved by the Company’s Board of Directors on August 13, 2004 and by the shareholders of the Company on September 17, 2004.  The Plan was amended by approval of the shareholders at each subsequent annual general meeting to and including the annual general meeting held August 27, 2007, when the shareholders approved an increase in the number of shares reserved for issuance under the Plan to 4,663,290.

New Share Option Plan

The Company has applied to list its Common Shares on the Toronto Stock Exchange (the “TSX”).  In order to comply with the policies of the TSX, and to provide incentive to directors, officers, employees, management and others who provide services to the Company or any subsidiary of the Company, to act in the best interests of the Company, the directors approved a new form of share option plan (the “New Option Plan”) on August 22, 2008, which will replace the Company’s Existing Plan.  The TSXV has approved the New Option Plan, subject to shareholder approval.  Pursuant to the policies of the TSX Venture Exchange the New Option Plan requires shareholder approval at every annual meeting of the Company by ordinary resolution.  On graduation of the Company to the TSX, the TSX will require shareholder approval of the New Option Plan at every third annual meeting of the Company by ordinary resolution.

Under the New Option Plan, a maximum of 10% of the issued and outstanding Common Shares at the time an option is granted, less Common Shares reserved for issuance on exercise of options then outstanding in the New Option Plan, are reserved for options to be granted at the discretion of the Board to eligible optionees (the “Optionees”).  This type of share option plan is called a “rolling” plan.  At the date of this Information Circular, options to purchase an aggregate of 3,328,315 Common Shares, granted under the Existing Plan, were outstanding, representing approximately 11.7% of the outstanding Common Shares.  Subject to shareholder approval, all outstanding options will be rolled into and deemed granted under the New Option Plan.

Because there are currently options outstanding to purchase more than the 10% maximum of issued and outstanding Common Shares of the Company allowed under the New Option Plan, the New Option Plan will not become effective until the earlier of the following events:

(a)
the number of issued and outstanding shares of the Company increases sufficiently so that the current number of outstanding options granted under the Company’s Existing Plan becomes less than 10% of the issued and outstanding Common Shares; or

(b)	enough options are cancelled or exercised to bring the number of outstanding options down to within 10% of the issued and outstanding shares.

The New Option Plan is subject to restrictions that:

(i)
the number of Common Shares issuable to insiders as a group under the New Option Plan, when combined with Common Shares issuable to insiders under all the Company’s other security based compensation plans, may not exceed 10% of the issued Common Shares within any 12 month period;

(ii)
the number of Common Shares issuable to insiders as a group under the New Option Plan, when combined with Common Shares issuable to insiders under all the Company’s other security based compensation plans, may not exceed 10% of the Company’s issued Common Shares at any time;

(iii)	options to purchase Common Shares granted to any one Consultant within any 12 month period may not exceed 2% of the issued and outstanding Common Shares of the Company;

(iv)
the number of Common Shares, in aggregate, issuable to all Employees conducting Investor Relations Activities, in any 12 month period, must not exceed 2% of the issued and outstanding Common Shares of the Company;

(v)	all options granted to Consultants performing Investor Relations Activities must vest in stages over 12 months with no more than 25% of the options vesting in any three month period;

(vi)
no exercise price of an option granted to an insider may be reduced nor an extension to the term of an option granted to an insider extended without further approval of the disinterested shareholders of the Company; and

(vii)
the maximum aggregate number of Common Shares issuable upon exercise of Options to non-employee directors must not exceed 1% of the total common shares of the Company outstanding at any time and no more than $100,000 in total award value per non-employee director on an annual calendar basis.

Options under the New Plan must be granted at a minimum exercise price being no less than the market price, which is the  five day volume weighted average trading price (“VWAP”) of the Common Shares, which is calculated by dividing the total value of the securities traded for the relevant period by the total volume. (the “Market Price”)  Where appropriate, the TSX may exclude internal crosses and certain other special term trades from the calculation.

Material Terms of the Plan

The following is a summary of the material terms of the New Option Plan:

(a)	Currently all options granted under the New Option Plan are non-assignable and non-transferable and are issuable for a period of up to five years;

(b)
for stock options granted to employees or service providers (inclusive of management company employees), the Company must ensure that the proposed optionee is a bona fide employee or service provider (inclusive of management company employees), as the case may be, of the Company or any subsidiary;

(c)
if an optionee ceases to be employed by the Company (other than as a result of termination with cause), or ceased to provide services to the Company, or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such optionee may be exercised at the earlier of the date of expiration of the term of 90 days after the date such optionee ceases to be employed as an officer or director or, as the case may be;

(d)
if an optionee dies, any vested option held by him at the date of death will become exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such optionee and the date of expiration of the term otherwise applicable to such option;

(e)
in the case of an optionee being dismissed from employment or service for cause, such optionee’s options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same;

(f)	the minimum exercise price of an option granted under the New Option Plan must not be less than the Market Price calculated the day before the grant (as defined in the New Option Plan);

(g)
Vesting of options shall be in accordance with the option commitment in the New Option Plan or otherwise, at the discretion of the Board, and will generally be subject to: (i) the service provider remaining employed by or continuing to provide services to the Company or any of its affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or any of its affiliates during the vesting period; or (ii) the service provider remaining as a Director of the Company or any of its affiliates during the vesting period;

(h)
The maximum aggregate number of shares issuable upon exercise of options to non-employee directors must not exceed 1% of the total common shares of the Company outstanding at any time and no more than $100,000 in total award value per non-employee director on an annual calendar basis; and

(i)
The Board reserves the right in its absolute discretion to terminate the New Option Plan with respect to all New Option Plan shares in respect of Options which have not yet been granted under the New Option Plan.

The Company is of the view that the New Option Plan provides the Company with the flexibility necessary to attract and maintain the services of senior executives and other employees and reflects in competing compensation to other companies in the industry.

The Board has determined that, in order to reasonably protect the rights of the participants, certain amendments should be made to the current share option plan.  In addition, as a matter of administration, the Board has determined that it is necessary to clarify when amendments to the New Option Plan may be made by the Board without further shareholder approval.  Accordingly, the Board proposes that the New Option Plan provide that:

(a)           All outstanding but unvested options will vest immediately prior to completion of a change in control (as defined in the New Option Plan) as being a change where any person or persons acting in concert materially control the Company, and in the absence of any evidence to the contrary;

(b)           If an option which has been previously granted is set to expire during a period in which trading in securities of the Company by any New Option Plan participant is restricted by a black-out, or any such blackout extends to a date which is within five business days of the expiry of the option, the exercise date will be extended to ten business days after the trading restrictions are lifted; and

(c)           The New Option Plan and outstanding options may be amended by the Board without shareholder approval in the following circumstances:

(i)	it may make amendments which are of a typographical, grammatical or clerical nature only;

(ii)	it may change the vesting provisions of an option or the New Option Plan;

(iii)	it may change the termination provision of an option or the New Option Plan which does not entail an extension beyond 5 years from the original expiry date of an option;

(iv)	it may amend the expiry date of an option of non-Insider optionees which does not entail an extension beyond 5 years from the original date of grant;

(iv)	it may add a cashless exercise feature payable in cash or shares to the New Option Plan;

(v)	it may make amendments necessary as a result of changes in securities laws applicable to the Company;

(vi)
if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX, it may make such amendments as may be required by the policies of such senior stock exchange or stock market; and

(vii)	it may make such amendments as reduce, and do not increase, the benefits of the New Option Plan to potential optionees.

The full text of the New Option Plan will be filed prior to the Meeting at SEDAR.com and will be available for download at www.sedar.com.  As well, a copy of the New Option Plan will be available for inspection at the Meeting.

In accordance with the policies of the TSX, the New Option Plan must be approved by a majority of the votes cast at the Meeting.  At the Meeting, shareholders will be requested to vote on the following resolution:

RESOLVED, with or without amendment, that:

(a) the New Option Plan dated for reference October 1, 2008, as approved by the Board on August 22, 2008, which provides for the Company to grant options up to 10% of the issued and outstanding shares of the Company at any time to its directors, employees, officers, and consultants, all as more particularly described in the Circular of the Company dated as of August 22, 2008, be ratified and approved;

(b) all outstanding options be rolled into the New Option Plan;

(c) the Company be authorized to abandon all or any part of the New Option Plan if the Board deems it appropriate and in the best interests of the Company to do so;

(d) any one or more of the directors and officers of the Company be authorized to perform all such acts, deeds and things and execute, under seal of the Company or otherwise, all such documents as may be required to give effect to this resolution;

(e) the New Option Plan will not be effective until the Company’s Board of directors decide to implement it, but no earlier than the date when:

(i) the number of issued and outstanding shares of the Company increases sufficiently so that the current number of outstanding options granted under the Company’s Existing Plan becomes less than 10% of the issued and outstanding Common Shares; or

(ii) until enough options are cancelled or exercised to bring the number of outstanding options down to within 10% of the issued and outstanding Common Shares; and

(f) all unallocated entitlements under the New Option Plan be approved until October 1, 2011.

The Board recommends that shareholders vote in favour of the New Option Plan.

ADDITIONAL INFORMATION

Financial information is provided in the audited financial statements of the Company for the year ended March 31, 2008 and in the related management discussion and analysis and filed on SEDAR at www.Sedar.com.   Additional information relating to the Company is filed on SEDAR at www.Sedar.com and is available upon request from the Company’s Secretary at Suite 1204, 700 West Pender Street, Vancouver, BC, telephone number: (604) 683-8193 or fax number: (604) 683-8194.  Copies of documents will be provided free of charge to security holders of the Company.  The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of any such document.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of the Company.

DATED at Vancouver, British Columbia, August 28, 2008.

BY ORDER OF THE BOARD

Daniel T. McCoy President and Chief Executive Officer

Appendix A

Mandate of the Board of Directors

The board of directors of the Company has overall responsibility for the stewardship of the Company.  The mandate includes:

(a) to the extent feasible, the responsibility to satisfy itself as to the integrity of the chief executive officer and other executive officers and that the chief executive officers and the other executive officers create a culture of integrity throughout the Company;

(b) responsibility for the adoption of a strategic planning process and approval of a strategic plan,

(c) responsibility for the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks,

(d) oversight over succession planning;

(e) responsibility over appointing, monitoring, evaluating and, where necessary, terminating senior management,

(f) responsibility for the implementation of a communication policy for the Company regarding disclosure of corporate information,

(g) responsibility for the Company’s internal control and management information systems including accounting systems, and

(h) responsibility over developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.